CROWLEY
®
January 25, 2006
Mr. David R. Humphrey
Branch Chief-Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Crowley Maritime Corporation Form 10-K for the Year Ended December 31, 2004 File 000-49717
Dear Mr. Humphrey:
This letter sets forth the response of Crowley Maritime Corporation (“Crowley” or “the Company”) to the comment set forth in the Staff’s letter dated January 19, 2006 in connection with the Form 10-K for the fiscal year ended December 31, 2004 filed by Crowley with the Securities and Exchange Commission. For the ease of reference, we have set forth each comment in the Staff’s letter followed by Crowley’s response.
Form 10-K for the Year Ended December 31, 2004:
Item 8. Financial Statements and Supplementary Data
Note 1 – Summary of Significant Accounting Policies
Dry-Docking, page 51
Comment: We note your response to our prior comment #7. However, we believe that incidental costs, such as the cost associated with the mobilization to and from the dry docking location, should be expensed as incurred as they do not provide any future economic benefit and, therefore, do not meet the definition of an asset under CON 6. As such, if these amounts are material, revise your financial statements accordingly. If amounts are immaterial to your financial statements, please ensure that you revise your accounting policy in future periods.
Response: We have evaluated the impact of expensing mobilization to and from the dry docking location on previously issued financial statements. The Company determined that the effect would not be material to any prior period. Accordingly, the Company will prospectively revise our accounting policy beginning in the fourth quarter of 2005 to expense costs associated with the mobilization to and from the dry docking location. The revised critical accounting policy is presented below.
Dry-docking
Under U.S. Coast Guard Rules, administered through the American Bureau of Shipping’s alternative compliance program, all vessels must meet specified seaworthiness standards to remain in service carrying cargo between U.S. marine terminals. Vessels must undergo regular inspection, monitoring and maintenance, referred to as dry-docking, to maintain the required operating certificates. These dry-dockings generally occur every two and a half years, or twice every five years. Because dry-dockings enable the vessel to continue operating in compliance with U.S. Coast Guard requirements, the costs of these scheduled dry-dockings for major owned vessels are deferred and amortized on the straight-line basis until the next regularly scheduled dry-docking period.
The Company capitalizes dry-docking costs for major owned vessels (Tank Ships, 580’ Barges,
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CROWLEY MARITIME CORPORATION
155 GRAND AVENUE   •   SUITE 700   •   OAKLAND   •    CALIFORNIA   •   94612   •    510.251.7500
www.crowley.com

730’ Barges, Integrated Tug/Barge units and Articulated Tug/Barge units). Per vessel dry-docking costs for other owned vessels (Offshore Tugs, Tractor Tugs, Near Shore Tugs, 1000-5999 DWT Barges and 6000-20000 DWT Barges) are not significant and are expensed as incurred as repairs and maintenance expense. The types of material costs that are incurred for dry-dockings include: regulatory and vessel classification inspection requirements, blasting and coatings/painting and steel replacement. Mobilization costs to and from the dry docking location are expensed as incurred. During a vessel dry-docking the Company will occasionally replace vessel machinery or equipment and perform procedures that materially enhance capabilities or extend the useful life of a vessel. In these circumstances, the expenditures are capitalized and depreciated over the estimated useful lives.
In connection with responding to your comments, the Company acknowledges that:
•	Crowley is responsible for the adequacy and accuracy of the disclosures in Form 10-K for the year ended December 31, 2004;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K for the year ended December 31, 2004; and
•	Crowley may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this response, please contact me at (904) 727-2576.
Very truly yours,
John C. Calvin
Senior Vice President and Controller
Crowley Maritime Corporation

cc:	Thomas B. Crowley, Jr. Art F. Mead Richard V. Smith Richard L. Swinton
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